EXHIBIT 11
HemaCare Corporation

Net Income (Loss) per Common and Common Equivalent Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
BASIC
Weighted average common shares used to compute basic earnings per share	8,794,000	8,298,000	8,588,000	8,162,000

Net income (loss)	$(5,596,000)	$448,000	$(6,356,000)	$893,000

Basic net income (loss) per share	$(0.64)	$0.05	$(0.74)	$0.11

DILUTED
Weighted average common shares used to compute basic earnings per share	8,794,000	8,298,000	8,588,000	8,162,000

Dilutive common equivalent shares attributable to stock options (based on average market price)	-	806,000	-	819,000

Dilutive common equivalent shares attributable to warrants (based on average market price)	-		-

Weighted average common shares used to compute diluted earnings per share	8,794,000	9,104,000	8,588,000	8,981,000

Net income (loss)	$(5,596,000)	$448,000	$(6,356,000)	$893,000

Dilutive net income (loss) per share	$(0.64)	$0.05	$(0.74)	$0.10